mwe.com

February 15, 2022

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Effie Simpson Melissa Gilmore Patrick Fullem Sherry Haywood

Re:	Globis NV Merger Corp. Registration Statement on Form S-4 Filed January 12, 2022 File No. 333-262126

Dear Ms. Simpson:

On behalf of Globis NV Merger Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 8, 2022, relating to the above referenced Registration Statement on Form S-4 (File No. 333-262126) filed by the Company on January 12, 2022 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-262126) (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 1.

Redemption Rights, page 21

1.	We note that certain stockholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 22 and 60 of Amendment No. 1.

Selected Historical Combined Financial and Other Date of FAHL

Adjusted EBITDA Calculation, page 32

2.	In light of the materiality of the adjustment labeled “Others” to derive Adjusted EBITDA, please expand your disclosure to provide a breakdown of the components of this adjustment and to address why each component is deemed appropriate when considering Question 100.01 and 100.02 of the SEC Staff’s Compliance and Disclosure Interpretations on non-GAAP Financial Measures. For example, per the second paragraph on page 31 you define Adjusted EBITDA as EBITDA adjusted for (i) non-recurring income (expenses), including tax penalties, bad debt resulting from customers who ceased operations during the COVID-19 pandemic, and a decrease of governmental subsidies during 2021, and (ii) foreign currency exchange gains or losses. It is generally not appropriate to adjust for hypothetical, non-incremental items that may be attributed to the pandemic such as bad debts from customers who ceased operations during the pandemic or decreased government subsidies during 2021.

Response: In response to the Staff’s comment, the Company has revised its disclosure to remove references to Adjusted EBITDA from the Selected Historical Combined Financial and Other Data of FAHL.

Questions and Answers

What Proposals must be passed in order for the Business Combination, page 44

3.	You disclose here that Globis must complete the business combination by May 18, 2022. Your disclosure throughout the filing indicates a March 15, 2022 date (or June 15, 2022 if such date is extended). Please make your disclosures consistent.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 45 of Amendment No. 1.

Risk Factors, page 48

4.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised its risk factor disclosure on pages 29 and 56 of Amendment No. 1.

We may become a “controlled company”, page 55

5.	You disclose here and on pages 29 and 185 that you may become a “controlled company” upon the completion of the business combination. Please provide analysis to us explaining how the combined entity may be deemed a “controlled company” as defined by Nasdaq. Please identify the controlling stockholder and the stockholder’s total voting power.

Response: In response to the Staff’s comment, the Company has revised its risk factor disclosure on page 56 of Amendment No. 1.

Interests of Globis’ Directors and Officers…, page 84

6.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. In that regard, we note your disclosure on page 84 and elsewhere.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 22 and 85 of Amendment No. 1.

7.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the prospectus/proxy statement and on pages 37 and 45 of Amendment No. 1.

8.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC stockholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 23 and 86 of Amendment No. 1.

Background of the Business Combination, page 86

9.	Please also describe any negotiation and marketing processes regarding the PIPE financing, including who selected the potential investors, what relationships they have to the other parties (i.e., Globis, your sponsor, FAHL, and its affiliates), and how the terms of the PIPE transactions were determined. Disclose if your sponsor, directors, officers, or their affiliates will participate in the private placement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 90 of Amendment No. 1.

Globis Board’s Reasons for the Approval…, page 89

10.	We note you provide FAHL’s estimated revenue CAGR is 30.9% from 2020-2024 and estimated adjusted EBITDA CAGR is 41.0% from 2020-2024. Describe fully the material assumptions underlying your financial projections and the limitations of the projections.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 91 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 124

11.	Please revise your disclosures related to the Earnout Shares to explain your proposed accounting for the shares and revise the pro forma financial statements accordingly. If you determine that the Earnout Shares will be required to be accounted for as liabilities, disclose and discuss the potential impact of the shares on future results and provide a sensitivity analysis that quantifies the potential impact that changes in the per share market price of the post combination common stock could have on the pro forma financial statements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 125 of Amendment No. 1.

12.

Please revise the disclosures to quantify any outstanding warrants and Earnout Shares that have been excluded from the calculations of pro forma diluted loss per share amounts because they are anti-dilutive.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 126 of Amendment No. 1.

Conflicts of Interest, page 144

13.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the revised section highlights all material interests in the transaction held by the Sponsors and Globis’ officers and directors.

In response to the Staff’s comment, the Company has revised its disclosure on page 145 of Amendment No. 1.

14.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 144 of Amendment No. 1.

Beneficial Ownership of Securities, page 159

15.	Please disclose whether the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on your additional financing activities; if so, quantify the number and value of securities and disclose the ownership percentages before and after the additional financing to highlight dilution to public stockholders.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that neither of the Sponsors will receive additional securities pursuant to any anti-dilution adjustment based on our additional financing activities.

16.	Please revise your disclosure to identify here the natural person or persons who have voting and investment control of the shares held by Lighthouse Capital Limited.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 159 of Amendment No. 1.

Information about FAHL, page 160

17.	We note the risks related to data security and intellectual property discussed on page 54. Please disclose the nature of your material intellectual property and the duration of any patents, trademarks, licenses, franchises and concessions held by FAHL.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 170 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition of FAHL

Results of Operations, page 171

18.	We note your MD&A disclosures on a consolidated basis. Tell us your consideration for providing a discussion by segment and by brand or product lines. Please refer to Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 173 of Amendment No. 1 to provide a discussion of FAHL’s results of operations by segment.

19.	We note your disclosures on page 171 that your key performance metrics include crushing cost and average selling price of finished products. If these metrics are used by management to mange the business, and promote an understanding of the operating performance, they should be further discussed to the extent material.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 171 of Amendment No. 1 to remove reference to these key performance metrics.

Consolidated Financial Statements of Forafric Agro Holdings Limited, page F-33

20.	Please revise to include two years of balance sheets and three years of Statements of Operations and Comprehensive Income (Loss), Stockholder Equity (Deficit), and Cash Flows. As an Emerging Growth Company that is merging with a SPAC that has already filed its first Form 10-K following its initial public offering, you are required to include financial statements pursuant to Rules 3-01, 3-02, and 3-04 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and references Paragraph 3 of Section 6410.2 of the Division of Corporation Finance’s Financial Reporting Manual, which provides that “first-time registrants” that qualify as “foreign private issuers” that elect to prepare their financial statements in accordance with U.S. GAAP may provide statements of comprehensive income and statements of cash flows for only their two most recent fiscal years.

FAHL has not previously filed financial statements with the SEC and thus is a first time registrant. In addition, FAHL qualifies as a foreign private issuer prior to consummation of the Business Combination because FAHL (i) is a foreign issuer, (ii) more than 50% of its outstanding voting shares are directly or indirectly held by non-U.S. residents, (iii) the majority of its directors are non-U.S. citizens or residents, (iv) more than 50% of its assets are located outside the U.S., and (v) its business is administered principally outside the United States.

Because FAHL has elected to prepare its financial statements in accordance with U.S. GAAP, the Company and its advisors believe that FAHL may rely on the guidance provided in Paragraph 3 of Section 6410.2 of the Division of Corporation Finance’s Financial Reporting Manual and provide statements of comprehensive income and statements of cash flows for only its two most recent fiscal years.

In addition, we note that Section 10220.7 of the Division of Corporation Finance’s Financial Reporting Manual provides that the staff will not object if two years of the target’s annual financial statements and interim financial statements are presented in a proxy statement if: (i) the legal acquirer is an EGC that is not a shell company, or (ii) the legal acquirer is a shell company EGC (such as a SPAC EGC) and the target would be an EGC if it were conducting an initial public offering of common equity securities; provided that it is filed prior to the filing or the filing deadline of the legal acquirer’s first Form 10-K.

We note that the legal acquirer in the transactions envisioned by the Business Combination is Globis NV Merger Corp., a Nevada corporation (“Globis Nevada”). Globis Nevada will acquire 100% of the equity interests of FAHL, after it changes its jurisdiction of incorporation by transferring by way of a redomiciliation and domesticating as a Gibraltar public company limited by shares. We understand that the Staff has previously not objected in similar initial business combinations to the presentation of only two years of a target’s annual financial statements and interim financial statements in instances where the legal acquirer is not the SPAC.

Consolidated Financial Statements of Forafric Agro Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-40

21.	We note your policy of recognizing revenue at a single point in time when you satisfy your performance obligations by transferring control to a customer including when delivery is arranged for revenue related to the sale of goods and equipment. Please revise to specify when you have met your performance obligations with regards to the arrangement of delivery, including whether this is upon shipment or delivery. Refer to ASC 606-10-50-12.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-40 of Amendment No. 1.

22.	We also note that you receive government subsidies for the production and sale of flour. Tell us and disclose, to the extent material, the amount of subsidies received in each respective period and disclose the related accounting policy. Also, tell us the accounting literature that supports the basis for your policy.

Response: The benefits FAHL received from government subsidy programs consisted of subsidies offered for the production and sale of flour in Morocco. These subsidies were generally available to all companies who purchase, produce, and sell flour and flour-based products in Morocco. None of these subsidies are required to be repaid.

For the fiscal years ended December 31, 2020 and 2019, FAHL recorded $6.9 million and $6.3 million related to government subsidy programs, which was recorded as an offset to Cost of Sales, representing approximately 4.4% and 4.3% as a percentage of total consolidated Cost of Sales, respectively.

When recording the subsidies mentioned above this fiscal year, FAHL considered both the timing of recognition as well as the classification within the Consolidated Statements of Operations. FAHL does not have a formal written policy on the treatment of government subsidies as they have not had a significant impact on their financial statements historically and thus do not represent a significant accounting policy. Although there is no specific guidance in U.S. generally accepted accounting principles (US GAAP), FAHL would analogize these government subsidies received to government grants as they do not represent income tax credits, exchange transactions or contributions; therefore, neither ASC 740 nor ASC 958 apply to these subsidies. The most comprehensive accounting guidance for government grants given to business entities is found in International Accounting Standards (IAS) 20. IAS 20 states that “government grants, including non-monetary grants at fair value, shall not be recognized until there is reasonable assurance that (a) the entity will comply with the conditions attaching to them; and (b) the grants will be received.” (IAS 20.7) With regards to timing of recognition, IAS 20 also indicates that “government grants shall be recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.” (IAS 20.12) With regards to classification, IAS 20 states, “Grants related to income are presented as part of profit or loss, either separately or under a general heading such as ‘Other income’; alternatively, they are deducted in reporting the related expense.” (IAS 20.29) In consideration of this guidance, FAHL’s practice is to record the flour subsidies as a credit against the related costs that the subsidies were intended to offset in the same periods that the costs were incurred. FAHL has met the requirements to qualify for the subsidies.

16. Commitments and Contingencies, page F-50

23.	We note that you have entered into an exclusive five-year supply agreement with Millcorp Geneve SA which supplies 100% of your imported grain needs and disruption of such could adversely affect your operating results. Please revise your footnote to provide quantitative and qualitative disclosures regarding this agreement and your remaining commitment. Refer to ASC 440-10-50.

Response: Regulation S-K Item 303(a)(5) requires broad disclosure of the FAHL’s unconditional purchase obligations within the MD&A, regardless of the specific terms of such obligations. However, ASC 440-10-50-4 only requires footnote disclosure of FAHL’s unconditional purchase obligations that meet all three criteria set forth in ASC Topic 440-10-50-2. The Millcorp Geneva SA purchase obligations disclosed on page 189 have a remaining term of more than one year (criteria c), however, this obligation did not meet criteria 2 of ASC Topic 440-10-50-2. As such, FAHL did not include any additional disclosure in the Notes to the Consolidated Financial Statements for the year ended December 31, 2020.

FAHL acknowledges that information regarding purchase obligations is relevant to investors in understanding FAHL’s business. In response to the Staff’s comments, and in an effort to further enhance the transparency of FAHL’s footnote disclosures, FAHL will enhance its footnote disclosure to include disclosure of all unconditional purchase obligations. FAHL has revised its disclosure on page F-50 of Amendment No. 1.

17. Segment Information, page F-50

24.	We note that you sell products to forty-five countries. Please revise to separately disclose revenue from any individual foreign country that is material. Refer to ASC 280-10-50.41. Further, provide any clarification if revenues are attributed to countries based on location of customer or some other basis.

Response: FAHL considered the following guidance in ASC 280-10-50-41(a): 50-41 - A public entity shall report the following geographic information unless it is impracticable to do so (see Example 3, Case D [paragraph 280-10-55-51:]): [FAS 131, paragraph 38, sequence 134].

(a) Revenues from external customers attributed to the public entity’s country of domicile and attributed to all foreign countries in total from which the public entity derives revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. A public entity shall disclose the basis for attributing revenues from external customers to individual countries. [FAS 131, paragraph 38, sequence 135].

The amounts reported shall be based on the financial information that is used to produce the general-purpose financial statements. If providing the geographic information is impracticable, that fact shall be disclosed. A public entity may wish to provide, in addition to the information required by the preceding paragraph, subtotals of geographic information about groups of countries.

As it pertains to consideration (a), revenues from external customers from all foreign countries for the fiscal years ended December 31, 2020 and 2019 were approximately $8.1 million and $5.5 million,, respectively. Therefore, as the amount of total sales to foreign customers as a percentage of total sales for the fiscal years ended December 31, 2020 and 2019 amounted to approximately 4.1% and 3.0%, respectively, FAHL has determined foreign sales are not material to the consolidated financial statements and should not be disclosed separately.

General

25.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all stockholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 41 of Amendment No. 1.

26.	Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that neither of the Sponsors holds any ownership interest in FAHL. We have disclosed in Amendment No. 1 that affiliates of our Sponsors have subscribed for an aggregate principal amount of $9.5 million of convertible bonds of FAHL, which, upon consummation of the Business Combination, will automatically convert into ordinary shares of New Forafric at a price per share of $9.45 per share, convertible into approximately one million ordinary shares of New Forafric.

27.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming stockholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 40 of Amendment No. 1.

28.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 1.

29.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 40 of Amendment No. 1.

30.	Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response: In response to the Staff’s comment, the Company has revised the disclosure its letter to stockholders included in the Amendment No. 1.

31.	We note that Chardan Capital Markets, LLC and B. Riley FBR, Inc. performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Chardan Capital Markets and B. Riley FBR that are contingent on completion of the business combination.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that none of the underwriting fee was deferred. In response to the Staff’s comment, the Company has revised the disclosure on page 137 of Amendment No. 1 to clarify that the underwriters have agreed to forfeit 402,500 equity participation shares and will not participate in any redemption with respect to their equity participation shares in the event Globis does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares.

Please contact me at 917-763-7653 if you have any questions or require any additional information in connection with this letter or the Company’s submission of Amendment No. 1.

Sincerely,

/s/ Mark Selinger

cc:	Paul Packer, Chief Executive Officer